UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 31, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

2021 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards (“IFRSs”) for the year ended 31 December 2021 (the “Year”) with comparative figures for the year 2020.

FINANCIAL INFORMATION

PREPARED IN ACCORDANCE WITH IFRSs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December 2021

	Notes	2021 RMB million	2020 RMB million
Revenue	5	67,127	58,727
Other operating income and gains	6	6,079	5,698

Operating expenses
Aircraft fuel		(20,593)	(13,840)
Take-off and landing charges		(10,251)	(9,331)
Depreciation and amortisation		(22,718)	(22,255)
Wages, salaries and benefits		(21,061)	(20,827)
Aircraft maintenance		(3,783)	(3,451)
Food and beverages		(1,655)	(1,589)
Low value and short-term lease rentals		(383)	(358)
Selling and marketing expenses		(1,128)	(1,570)
Civil aviation development fund		(852)	—
Ground services and other expenses		(532)	(872)
Impairment charges		(22)	(184)
Impairment losses on financial assets, net		(28)	(32)
Fair value changes of financial asset at fair value through profit or loss		(11)	(26)
Indirect operating expenses		(3,707)	(3,930)

Total operating expenses		(86,724)	(78,265)

	Notes	2021 RMB million	2020 RMB million
Operating loss		(13,518)	(13,840)
Share of results of associates		(97)	(82)
Share of results of joint ventures		(44)	(13)
Finance income	7	1,958	2,660
Finance costs	8	(5,812)	(5,213)

Loss before income tax		(17,513)	(16,488)
Income tax credit	9	4,229	3,927

Loss for the year		(13,284)	(12,561)

Loss is attributable to:
Equity holders of the Company		(12,214)	(11,836)
Non-controlling interests		(1,070)	(725)

		(13,284)	(12,561)

Loss per share attributable to the equity holders of the Company
— Basic and diluted (RMB)	10	(0.73)	(0.72)

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		(228)	158

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(228)	158

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(247)	(209)
Share of other comprehensive income of an associate, net of tax		(7)	2
Actuarial losses on the post-retirement benefit obligations, net of tax		(84)	(61)

	2021 RMB million	2020 RMB million
Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods	(338)	(268)

Other comprehensive income for the year, net of tax	(566)	(110)
Total comprehensive income for the year	(13,850)	(12,671)

Total comprehensive income attributable to:
Equity holders of the Company	(12,765)	(11,940)
Non-controlling interests	(1,085)	(731)

	(13,850)	(12,671)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2021

	Notes	2021 RMB million	2020 RMB million
Non-current assets
Property, plant and equipment		93,242	101,043
Investment properties		118	166
Right-of-use assets		126,875	118,210
Intangible assets		11,713	11,718
Advanced payments on acquisition of aircraft		12,165	17,240
Investments in associates		1,777	1,793
Investments in joint ventures		484	594
Equity investments designated at fair value through other comprehensive income		457	995
Derivative financial instruments		—	37
Deferred tax assets		9,580	5,011
Other non-current assets		4,469	5,345

		260,880	262,152

Current assets
Flight equipment spare parts		1,799	2,054
Trade receivables	11	974	1,124
Prepayments and other receivables		12,089	11,198
Financial asset at fair value through profit or loss		84	95
Derivative financial instruments		—	362
Restricted bank deposits		12	12
Cash and cash equivalents		12,950	7,651
Assets classified as held for sale		2	2

		27,910	22,498

Current liabilities
Trade and bills payables	12	2,454	3,220
Other payables and accruals		18,745	21,619
Contract liabilities		3,287	3,671
Current portion of borrowings		44,999	57,150
Current portion of lease liabilities		16,350	14,073
Income tax payable		55	48
Current portion of provision for lease return costs for aircraft and engines		—	24
Derivative financial instruments		1	3

		85,891	99,808

Net current liabilities		(57,981)	(77,310)

Total assets less current liabilities		202,899	184,842

	2021 RMB million	2020 RMB million
Non-current liabilities
Borrowings	50,792	30,745
Lease liabilities	82,126	82,178
Provision for lease return costs for aircraft and engines	7,270	6,966
Contract liabilities	899	1,320
Derivative financial instruments	45	138
Post-retirement benefit obligations	2,367	2,373
Other long-term liabilities	2,248	1,955
Deferred tax liabilities	—	13

	145,747	125,688

Net assets	57,152	59,154

Equity
Equity attributable to the equity holders of the Company
— Share capital	18,874	16,379
— Reserves	34,741	39,870

	53,615	56,249

Non-controlling interests	3,537	2,905

Total equity	57,152	59,154

1	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), formerly known as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance Cap. 622. They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

In 2021, the Group incurred net loss of RMB13.28 billion. As at 31 December 2021, the Group’s current liabilities exceeded its current assets by approximately RMB57.98 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on its financial condition and operating results. The Board has also considered the following factors:

•	Sufficient unutilised banking facilities as at 31 December 2021;

•	The Group’s sound credit standing and history of cooperation with banks and other financial institutions; and

•

The Group’s expected net cash inflows from operating activities for not less than 12 months starting from the period end of the financial statements, considering the recovery of flights and the Group’s major operating costs including fuel prices during such period.

The Board believes that the Group has a sufficient source of funds to enable it to operate, as well as to meet its liabilities as and when they become due, and to support its the capital expenditures in the foreseeable future of not less than twelve months starting from the period end of the financial statements. Accordingly, the Board continued to prepare the Group’s financial statements as of and for the year ended 31 December 2021 on a going concern basis.

3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January, 2021.

Amendment to IFRS 16 — COVID-19-related rent concessions beyond 30 June 2021

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2

4	OPERATING SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies is set out in Note 4(c) below.

The segment results for the year ended 31 December 2021 were as follows:

	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue

Reportable segment revenue from external customers	66,812	315	—	—	67,127
Intersegment sales	—	1,006	(1,006)	—	—

Reportable segment revenue	66,812	1,321	(1,006)	—	67,127

Reportable segment loss before income tax	(17,889)	374	—	2	(17,513)

Other segment information

Depreciation and amortisation	22,441	277	—	—	22,718
Impairment charges/impairment losses on financial assets, net	48	2	—	—	50
Interest income	354	—	(15)	—	339
Interest expenses	5,811	16	(15)	—	5,812
Capital expenditure	30,846	169	—	—	31,015

The segment results for the year ended 31 December 2020 were as follows:

	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue

Reportable segment revenue from external customers	58,337	302	—	—	58,639
Intersegment sales	—	1,499	(1,499)	—	—

Reportable segment revenue	58,337	1,801	(1,499)	—	58,639

Reportable segment loss before income tax	(17,062)	684	—	(103)	(16,481)

Other segment information

Depreciation and amortisation Impairment charges/impairment losses on financial assets, net	21,965 215	283 1	— —	— —	22,248 216
Interest income	178	1	(13)	—	166
Interest expense	5,212	15	(13)	—	5,214
Capital expenditure	17,778	639	—	—	18,417

The segment assets and liabilities as at 31 December 2021 and 31 December 2020 were as follows:

	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 31 December 2021
Reportable segment assets	280,976	4,376	(1,606)	2,802	286,548
Reportable segment liabilities	230,799	2,398	(1,606)	47	231,638

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 31 December 2020
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and a financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value change of a financial asset at fair value through profit or loss and dividend income relating to equity investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2021 RMB million	2020 RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	56,133	45,479
International	10,553	12,759
Regional (Hong Kong, Macau and Taiwan)	441	489

	67,127	58,727

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenues, loss and assets to the consolidated figures as reported in the consolidated financial statements:

		2021	2020
	Note	RMB million	RMB million
Revenue
Reportable segment revenue		67,127	58,639
— Reclassification of taxes relating to the expired tickets	(i)	—	88

Consolidated revenue		67,127	58,727

		2021	2020
	Note	RMB million	RMB million
Loss before income tax
Reportable segment loss		(17,513)	(16,481)
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	—	(7)

Consolidated loss before income tax		(17,513)	(16,488)

		2021	2020
	Notes	RMB million	RMB million
Assets
Reportable segment assets		286,548	282,408
— Differences in depreciation charges for aircraft and engines due to the difference in life expectancy of the aircraft	(ii)	—	—
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		288,790	284,650

Notes:

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.
(ii)

The difference is attributable to the differences in the life expectancy and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Although the depreciation policies of these assets have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii)

The difference represents the different measurements of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurements of goodwill.

5	REVENUE

An analysis of revenue is as follows:

	2021 RMB million	2020 RMB million
Revenue from contracts with customers	66,887	58,470
Revenue from other sources
Rental income	240	257

	67,127	58,727

Revenue from Contracts with customers

Disaggregated revenue information

For the year ended 31 December 2021

	Airline transportation	Other
Segments	operations RMB million	operations RMB million	Total RMB million
Types of goods or services
Traffic revenues
— Passenger	54,105	—	54,105
— Cargo and mail	8,309	—	8,309
Ticket cancellation and commission service	2,115	—	2,115
Ground service income	756	—	756
Others	1,287	315	1,602

Total revenue from contracts with customers	66,572	315	66,887

For the year ended 31 December 2020

	Airline
	transportation	Other
	operations	operations	Total
Segments	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
— Passenger	49,215	—	49,215
— Cargo and mail	4,895	—	4,895
Ticket cancellation and commission service	2,206	—	2,206
Ground service income	818	—	818
Others	1,034	302	1,336

Total revenue from contracts with customers	58,168	302	58,470

6	OTHER OPERATING INCOME AND GAINS

	2021 RMB million	2020 RMB million
Co-operation routes income (note (a))	3,696	3,650
Routes subsidy income (note (b))	383	372
Other subsidy income (note (c))	803	1,326
Gain on disposal of items of property, plant and equipment and right-of-use assets	742	55
Gain on disposal of subsidiaries, associates and joint ventures	142	—
Compensation from ticket sales agents	63	53
Others	250	242

	6,079	5,698

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Route subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.
(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2021 and 2020.

7	FINANCE INCOME

	2021 RMB million	2020 RMB million
Interest income	339	166
Foreign exchange gains, net (Note 8 (b))	1,619	2,494

	1,958	2,660

8	FINANCE COSTS

	2021 RMB million	2020 RMB million
Interest on bank borrowings	1,946	1,112
Interest relating to lease liabilities	3,113	3,655
Interest relating to post-retirement benefit obligations	83	85
Interest relating to provision for lease return costs for aircraft and engines	278	283
Interest on bonds and debentures	842	632
Interest relating to interest rate swap contracts	17	4
Less: amounts capitalised into advanced payments on acquisition of aircraft (note (a))	(467)	(558)

	5,812	5,213
Foreign exchange losses, net (note (b))	—	—

	5,812	5,213

Notes:

(a)	The weighted average interest rate used for interest capitalisation is 3.57% per annum for the year ended 31 December 2021 (for the year ended 31 December 2020: 3.55%).
(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the years ended 31 December 2021 and 2020.

9	INCOME TAX

Income tax credited to profit or loss was as follows:

	2021 RMB million	2020 RMB million
Current	143	222
Deferred	(4,372)	(4,149)

	(4,229)	(3,927)

Pursuant to the “Notice on the Continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy.” (Ministry of Finance Announcement [2020] No. 23), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2020: 16.5%).

The Company and its subsidiaries, except for CEA Yunnan and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2020: 25%).

10	LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2021 was based on the loss attributable to equity holders of the Company of RMB12,214 million and the weighted average number of shares of 16,795,331,016 in issue during the year.

The calculation of basic loss per share for the year ended 31 December 2020 was based on the loss attributable to equity holders of the Company of RMB11,836 million and the weighted average number of shares of 16,379,509,203 in issue during the year.

The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2021 and 2020.

11	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2021 RMB million	2020 RMB million
Trade receivables	1,051	1,210
Less: impairment	(77)	(86)

	974	1,124

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2021 RMB million	2020 RMB million
Within 90 days	916	1,054
91 to 180 days	39	46
181 to 365 days	9	8
Over 365 days	10	16

	974	1,124

12	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows:

	2021 RMB million	2020 RMB million
Within 90 days	2,338	2,868
91 to 180 days	6	35
181 to 365 days	16	109
1 to 2 years	15	111
Over 2 years	79	97

	2,454	3,220

13	DIVIDEND

	2021 RMB million	2020 RMB million
Proposed final — nil (2020: Nil) per ordinary share	—	—

On 30 March 2022, the Group has no profit distribution plan to propose cash dividend for 2021 (2020: Nil).

14	EVENTS OCCURRED AFTER THE REPORTING PERIOD

On 21 March 2022, a Boeing 737 passenger aircraft of CEA Yunnan, a subsidiary of the Company, lost contact over Wuzhou, Guangxi while performing a flight from Kunming to Guangzhou. Since the plane crashed, the Company has attached great importance to the incident and immediately activated the emergency response plan. The cause of the plane crash is under investigation. The Company will cooperate with the relevant investigations and continue to evaluate its impact on the financial position and operating results of the Group.

SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND PRC ACCOUNTING STANDARDS

	2021 RMB million	2020 RMB million
Consolidated loss attributable to equity holders of the Company

As stated in accordance with PRC Accounting Standards	(12,214)	(11,835)

Impact of IFRSs and other adjustments:
— Difference in depreciation charges for aircraft and engines due to different life expectancies of the aircraft and engines	—	(7)
— Non-controlling interests	—	6

As stated in accordance with IFRSs	(12,214)	(11,836)

	2021 RMB million	2020 RMB million
Consolidated net assets attributable to equity holders of the Company

As stated in accordance with the PRC Accounting Standards	51,373	54,007

Impact of IFRSs and other adjustments:
— Intangible assets (goodwill)	2,242	2,242

As stated in accordance with IFRSs	53,615	56,249

SUMMARY OF OPERATING DATA

	For the twelve months ended 31 December
	2021	2020	Change
Passenger transportation data
ASK (available seat — kilometres) (millions)	160,690.39	152,066.39	5.67%
— Domestic routes	156,017.64	134,701.52	15.82%
— International routes	3,941.92	16,463.08	-76.06%
— Regional routes	730.83	901.78	-18.96%
RPK (revenue passenger — kilometres) (millions)	108,803.69	107,273.25	1.43%
— Domestic routes	106,605.49	96,205.97	10.81%
— International routes	1,788.51	10,609.29	-83.14%
— Regional routes	409.69	457.99	-10.55%
Number of passengers carried (thousands)	79,099.06	74,621.21	6.00%
— Domestic routes	78,557.34	72,032.99	9.06%
— International routes	267.21	2,238.86	-88.06%
— Regional routes	274.50	349.36	-21.43%
Passenger load factor (%)	67.71	70.54	-2.83	pts
— Domestic routes	68.33	71.42	-3.09	pts
— International routes	45.37	64.44	-19.07	pts
— Regional routes	56.06	50.79	5.27	pts
Passenger — kilometres yield (RMB)Note	0.531	0.493	7.71%
— Domestic routes	0.509	0.455	11.87%
— International routes	1.788	0.815	119.39%
— Regional routes	0.744	0.897	-17.06%

	For the twelve months ended 31 December
	2021	2020	Change
Freight transportation data
AFTK (available freight tonne — kilometres) (millions)	9,077.33	6,946.47	30.68%
— Domestic routes	3,093.45	2,754.78	12.29%
— International routes	5,932.12	4,149.68	42.95%
— Regional routes	51.76	42.01	23.21%
RFTK (revenue freight tonne — kilometres) (millions)	3,393.40	2,200.06	54.24%
— Domestic routes	865.28	774.38	11.74%
— International routes	2,517.15	1,416.25	77.73%
— Regional routes	10.96	9.43	16.22%
Weight of freight carried (million kg)	920.04	711.80	29.26%
— Domestic routes	594.18	539.70	10.09%
— International routes	314.80	163.20	92.89%
— Regional routes	11.06	8.91	24.13%
Freight load factor (%)	37.38	31.67	5.71	pts
— Domestic routes	27.97	28.11	-0.14	pts
— International routes	42.43	34.13	8.30	pts
— Regional routes	21.18	22.45	-1.27	pts
Freight tonne — kilometres yield (RMB)Note	2.449	2.225	10.07%
— Domestic routes	0.935	0.970	-3.61%
— International routes	2.922	2.867	1.92%
— Regional routes	13.230	8.908	48.52%

	For the twelve months ended 31 December
	2021	2020	Change
Consolidated data
ATK (available tonne — kilometres) (millions)	23,539.47	20,632.45	14.09%
— Domestic routes	17,135.04	14,877.92	15.17%
— International routes	6,286.89	5,631.36	11.64%
— Regional routes	117.54	123.17	-4.57%
RTK (revenue tonne — kilometres) (millions)	13,046.71	11,699.74	11.51%
— Domestic routes	10,323.79	9,308.22	10.91%
— International routes	2,675.86	2,341.90	14.26%
— Regional routes	47.06	49.63	-5.18%
Overall load factor (%)	55.42	56.71	-1.29	pts
— Domestic routes	60.25	62.56	-2.31	pts
— International routes	42.56	41.59	0.97	pts
— Regional routes	40.04	40.29	-0.25	pts
Revenue tonne — kilometres yield (RMB)Note	5.067	4.937	2.63%
— Domestic routes	5.338	4.787	11.51%
— International routes	3.944	5.427	-27.33%
— Regional routes	9.562	9.974	-4.13%

Note:	In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

FLEET STRUCTURE

The Group has continued to carry out its vision of green development and has been optimising its fleet structure in recent years. In 2021, the Group introduced a total of 33 aircraft of major models and retired a total of 6 aircraft. With the introduction of new aircraft such as A350-900, B787-9 and A320NEO, the Group’s fleet age structure continues to remain young.

As at 31 December 2021, the Group operated a fleet of 758 aircraft, which included 752 passenger aircraft and 6 business aircraft.

Fleet structure as at 31 December 2021

							(Units)
No.	Model	Introduction in 2021	Sub- total	Self- owned	Under finance lease	Under operating lease	Average fleet age (Years)
1	B777-300ER	0	20	10	10	0	5.9
2	B787-9	0	10	3	7	0	2.9
3	A350-900	3	11	1	10	0	2.0
4	A330 series	0	56	30	21	5	8.1

Total number of wide-body aircraft		3	97	44	48	5	6.4

5	A320 series	26	358	113	148	97	8.2
6	B737 series	0	290	102	73	115	7.6

Total number of narrow-body aircraft		26	648	215	221	212	8.0

7	ARJ21	4	7	2	5	0	0.8

Total number of regional aircraft		4	7	2	5	0	0.8

Total number of passenger aircraft		33	752	261	274	217	7.7

Total number of business aircraft			6

Total number of aircraft			758

Notes:

1.	A330 series aircraft include A330-200 and A330-300 aircraft;

2.	A320 series aircraft include A319, A320, A320NEO and A321 aircraft;

3.	B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. As at the date of this announcement, B737 MAX 8 are still grounded.

REPORT OF THE BOARD

In 2021, the global economy was affected by the spread of mutant viruses such as Delta and Omicron while it was in the process of recovery, such that the momentum of recovery was weakened. Vaccinations, specific drug development, and differences in the effectiveness of policy support have led to divergent economic recovery across countries. The overall COVID-19 situation in China has remained relatively stable, but it has shown a trend of local clustering and multi- point dispersion. The economic development and COVID-19 prevention and control in China held a leading position in the world. The fundamentals of long-term economic development remains favourable, but it faces the triple pressure of demand contraction, supply shocks, and weakening expectations.

COVID-19 is still impacting the global aviation industry. According to a report released by the International Air Transport Association (IATA) in October 2021, the global aviation industry is expected to suffer a net loss of USD51.8 billion in 2021. COVID-19 continues to evolve and remains volatile, and its impact on China’s civil aviation industry has been deeper and more persistent than expected.

Facing a complex external environment, the Company adhered to the general principle of seeking progress while maintaining stability. The Company also worked hard and coordinated the implementation of safe operation, production and operation, COVID-19 prevention and control, reform and development, social responsibility and other work. In 2021, the Group completed a total transport turnover of 13,047 million tonne-kilometres, a passenger traffic volume of 79,099 thousand passengers, and revenue of RMB67,127 million, representing an increase of 11.5%, 6.0% and 14.3% respectively compared with 2020. Affected by factors such as the rise in international oil prices, operating expenses increased by RMB8,459 million compared with 2020. The net loss attributable to shareholders of the listed Company in 2021 was RMB12,214 million, representing an increase of RMB378 million compared with 2020.

•	Always prioritising operating safety

The Group has always prioritised safety work. In 2021, 1,755 thousand hours of safe flight and 756 thousand takeoffs and landings were carried out, representing a year-on-year increase of 13.2% and 12.4% respectively.

The Group continued to strengthen safety management, formulate and improve manuals on operation management, network security, etc., facilitate the construction and improvement of four systems, namely “safety management, production and operation, flight training, and aircraft maintenance”, and conduct security supervision and inspection of key units and key areas. The Group continued to strengthen its system and implemented manuals including the “Measures for the Administration of Safety Production” , “ Regulations for safety management for above-plateau airports operations” and modified regulations including the Safety Management Manual and the Safety Management Manual for ground services. The Group also continued to investigate hidden hazards, and carried out in-depth special rectification of safety production, and organised 186 safety audits, 1,263 on-site inspections and 22 special inspections in 2021. The Group continued to facilitate the construction of the Three Basics1. The “Safety Production Law” focuses on strengthening the safety production awareness and work style of front-line management personnel of aircraft and maintenance systems. The Group

[1]	Three Basics: Focus on the front line staff local communities, lay the foundation and train basic skills.

also continued to conduct safety training, fully launched the Professionalism Lifecycle Management System (PLM)2 project, improved the safety management capability of the flight team, and consolidate the maintenance of the aircraft, maintenance and operation control system personnel related skills.

•	Coordinating the recovery of production and operation

Under the complex and severe situation, the Group overcame difficulties and actively improved quality and efficiency in terms of airline network layout, revenue management and control, and product marketing.

Optimizing the layout of the flight network. As the only airline with dual main bases in Beijing and Shanghai, the Group has further built a high-quality flight network in Shanghai and Beijing with “four airports dual-core hubs in two cities”, and continued to increase the capacity of Beijing Daxing International Airport. The Group has further built express lines such as Beijing-Shanghai, Shanghai-Guangzhou, Shanghai-Chengdu, etc., increased the proportion of wide-body aircraft and made full use of the Group’s hub advantages in the Kunming and Xi’an markets, and increased the number of express lines in East China, Southwest China, Northwest China, etc. The Group also focused on the regional development strategy and has successfully completed the construction and transfer of Chengdu Tianfu Airport and Qingdao Jiaodong Airport bases.

Strengthening revenue management. The Group paid close attention to the COVID-19 situation in various places and the recovery of market passenger sources, adjusted capacity supply in accordance with market demand, stabilised revenue level by increasing the frequency of high-yield routes and optimizing low-yield routes. The Group also strengthened the sales incentive mechanism and the number of passengers of the two classes and revenue in the domestic market increased by 19.2% and 30.1% year-on-year respectively. The Group has made full use of the reform policy of domestic airline ticket tariffs and increased the published prices for economy class on 158 routes throughout the year, actively expanded cooperation with domestic and foreign airlines, added more than 1,100 code-shared flights with Sichuan Airlines, Juneyao, Xiamen Airlines, etc., and strengthened cooperation and mutual sales with overseas airlines such as Air France-KLM and Delta Air Lines to promote revenue growth. In 2021, the Group’s passenger-kilometre revenue level increased by 7.7% year-on-year.

Enhancing marketing capabilities. The Group continued to enhance the sales capability of its group customers, and the sales to its group customers increased by more than 40% year-on-year. The Group continued to optimise and promote auxiliary products such as preferred seats, prepaid luggage, VIP room privileges, etc., and strived to increase auxiliary revenue. Products such as “ MileagePlus3 ” and “ Referral Scheme4 ” were introduced, flexibly applying marketing policies to different customers’ demand on tickets to further stimulate market vitality and improve economic benefits.

[2]

Professionalism Lifecycle Management System (PLM) is proposed by China Civil Aviation, which is characterised by covering all elements and cycles of pilot training, and aims to continuously improve pilot risk management and control capabilities. It is a qualification management system, covering theory, personnel, equipment, procedures and support systems.

[3]

MileagePlus: In April 2021, the Company launched an air travel product that is directly sold and used in accordance with route distance. After purchase of such product, passengers can use it to make advance booking of all domestic flights (excluding Hong Kong, Macau and Taiwan) operated by CEA and Shanghai Airlines for all classes for all routes at all seasons within the effective date.

[4]

Referral Scheme: In June 2021, the Group launched a product for all members of the“Eastern Miles ( 東方萬里行)” who have passed real-name authentication to become “referrers” and make use of the social channels of the internet to invite friends to go to designated ticket purchase channels to buy tickets and get certain incentive discount during activity period. After completing the designated task, the referrer can get incentive points.

Strengthening passenger-cargo linkage. The Group has closely monitored the changes in passenger and cargo market demand during the pandemic, strengthened the linkage between the passenger and cargo, and seized opportunities arising from the growth of cargo demand. The Group has also increased investment in unconventional passenger flights by strengthening cooperation with Eastern Logistics, a subsidiary under the controlling shareholder, CEA Holding, and increased the number of unconventional flights5. A total of 15,306 unconventional passenger flights were carried out in the year of 2021, and the cargo revenue was RMB8,309 million, representing a year-on-year increase of 69.7%.

•	Persistently implementing COVID-19 prevention and control

The Group adheres to the people-oriented and life-oriented principle, focusing on the three fronts of “fulfillment of social responsibilities, passenger service support, and employee care and protection”, strictly implementing the requirements of “Four Designated”6 “Four Fixed”7 and “Two Concentrated”8 and has carried out the COVID-19 prevention and control measures in a scientific and precise manner.

Making solid progress in COVID-19 prevention and control. The Group has strictly implemented the relevant requirements of “prevention of foreign import, prevention of internal rebound, and personal protection”, and has done a good job in disinfection and sterilization of aircraft and production of vehicles. It strengthened the inspections and reminders for COVID-19 prevention and control towards passengers before boarding to ensure the safety of passengers in the air and on the ground. Strengthening passenger service support. The Group has launched the “healthy pass” service in certain international flights to speed up customs clearance for international passengers departing Hong Kong. During the COVID-19 period, the Group pioneered the launch of the “Easy Refund” product, which realised “free and convenient refunds” to address passengers’ concerns about ticket refunds due to change in their travel plans as a result of the impact of the COVID-19. Enhancing employee care and protection. The Group has strictly implemented quarantine and control of crew members, attended to quarantined employees and overseas personnel, and solved practical difficulties for employees.

•	Continuously improving service experience

Improving service quality. The Group has implemented monitoring of the entire operation process and improved the regularity of flights. The Company’s flight regularity rate is 88.6%, which is higher than the average level in civil aviation. Special catering such as “Eastern Airlines, Good Morning” and “Eastern Airlines That Cup of Tea” were introduced to provide passengers with convenient and diversified catering services. The Company upgraded the “air- rail combined transport” product, further expanded the coverage of the combined transport network, and improved the passenger APP operating experience. The Company also set up a “one-stop” service check-in area and a “caring service area” that is convenient for the elderly to travel, bringing brand-new meticulous care and experience to passengers. The Company carried out the “Physician Alliance” cooperation project that set up a team of in-flight medical volunteers to escort passengers to travel safely.

[5]

“Unconventional passenger flights”: Unconventional passenger flights include freight-loading passenger aircraft, passenger-to-freighter converted aircraft and modified aircraft. Among which, passenger aircraft that have not removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “freight-loading passenger aircraft”; passenger aircraft that only use the bellyhold space to load cargo are “passenger-to-freighter converted aircraft”; and passenger aircraft that have removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “modified aircraft”. In accordance with the agreement between the Company and Eastern Logistics on avoiding horizontal competition and related regulatory requirements, the Company handed over such freight business to Eastern Logistics for exclusive operation.

[6]	Four Designated: designated service personnel, designated service area, designated rest areas and designated on-site transportation vehicles.
[7]	Four Fixed: fixed operators, fixed work site, fixed production equipment and fixed rest areas.
[8]	Two Concentrated: concentration of relevant work areas and relevant operators.

Facilitating service innovation. The Group has focused on the new “contactless, paperless, and gathering-free” smart travel mode. Passengers can automatically undergo the check-in, health declaration, boarding and other processes through the WeChat app and other methods, which has effectively improved travel efficiency. The Group has also focused on a brand new membership system. “Eastern Miles”, which is designed to be a customer-oriented service platform and has realised the transformation of the point accumulation program from a mileage system to a profit system, and has upgraded the “air-ground interconnection WIFI”. The Group has become the first to use the Asia-Pacific 6D satellite network, and the first to open the era of 4G Internet access in the air. It has launched “At One Go”9 products to complete ticket purchase, seat selection and check-in simultaneously, making air travel experience better and more convenient.

The Group’s frequent passenger members continued to grow. As at the end of December 2021, the Group’s “Eastern Miles” frequent passenger members reached 48.15 million, representing a year-on-year increase of approximately 6.5%.

•	Solidly facilitating reform and development

The Group adheres to goal-oriented and problem-oriented strategies, comprehensively deepening reforms, and stimulating the vitality of the enterprise.

Promoting the reform of state-owned enterprises. The Group has focused on the three-year reform action by focusing on system construction, task deployment, consolidation and promotion, and refinement of implementation work. The objectives for planned key reform tasks were completed throughout the year. Improving corporate governance, the Group has strengthened the construction of the Board of the Company and its subsidiaries, improved the performance support system for external directors, implemented the tenure system and contractual management for managers, improved the market-oriented operation mechanism, and stimulated the corporate vitality. Promoting the establishment of science and technology, the Group continued to promote digital transformation, launched the “14th Five-Year Plan” informatization plan and scientific and technological innovation plan, and improved the scientific research operation management mechanism and the transformation mechanism of scientific and technological achievements. The Group has also established a full-process science and technology innovation platform that integrated project incubation, R&D and transformation.

•	Continuously strengthening refined management

The Group has enhanced refined management to further improve operating efficiency and reduce operating costs.

Refinement of fuel-saving management and control. In accordance with the guiding ideology of “reducing the weight of aircraft at source, reducing fuel consumption for refueling, advocating green flight, and optimizing aircraft performance”, the Group innovated fuel-saving management measures, and pioneered the dynamic delivery of data relating to the weight of catering and aircraft on-board supplies. The Group has achieved a dynamic weight reduction of 28,000 tonnes through controlling the weight of catering supplies and on-board equipment. The fuel consumption per tonne-kilometre has been reduced for four consecutive years, with a cumulative fuel saving of approximately 390,000 tonnes for the past four years.

[9]

At One Go: The “one-stop “ service (trial) was launched on pilot routes in December 2021. Direct sales channels support the function of seat selection and check-in during the purchase process. Seat selection is made before payment during the ticket purchase process while check-in is optional. The system would automatically assign seats for passengers from distribution channel after the issuance of ticket (for those who choose not to check-in). Passengers can change their seats and check-in again through direct sales channels.

Refining financial management. The Group has deepened the integration of business and finance, built an integrated data analysis platform for business and finance, realised the sharing of business data and financial data, and achieved an improvement of RMB2,070 million in quality and efficiency. The Group has also optimised resource allocation, improved financial management methods such as budget management, refined accounting, and aircraft financing management. The Company has expanded financing channels, completing the non-public issuance of shares projects compliantly and efficiently with a financing of approximately RMB10,828 million, and enhancing capital strength and anti-risk capabilities. The Company successfully completed the issuance of corporate bonds of RMB9,000 million, and completed the cumulative issuance of super short-term debentures of RMB39,000 million, ensuring sufficient cash flow and stable capital chain.

•	Fulfilling social responsibilities

The Group adheres to the concept of green development, actively fulfills its social responsibilities, actively serves social and economic development, and demonstrates its spirit of responsibility.

The Group implemented the green development strategy. The Group has always adhered to the ecological development concept of “green flight, technology and environmental protection”, by improving fuel efficiency and reduced carbon emissions by optimizing fleet structure, fuel-saving management and control, and developing new applications of technology. The replacement rate of APU10 with auxiliary power units reached 99.9%. The Group promoted the market-based carbon emission reduction mechanism, and continued to participate in carbon trading in Shanghai, China and the EU. The Group flew China’s first full-life cycle carbon neutral flight, executed approximately 516 flights on 13 domestic quality routes, and published the “Carbon Peak, Carbon Neutral” Shanghai Enterprises Joint Action Declaration, setting a benchmark for the low-carbon development of the industry. The Company was awarded ESG A grade by MSCI for two consecutive years, ranking first in the industry globally.

The Group has actively fulfilled social responsibilities. The Group successfully completed major service support projects such as the 14th National Games, the 4th China International Import Expo, and the Beijing Winter Olympics, and successfully hosted the first North Bund International Aviation Forum. The Group promotes rural revitalization and common prosperity, and actively contributes by carrying out industry revitalization, talent revitalization, medical assistance, and consumption assistance, etc. The Company was awarded the title of “National Advanced Group for Poverty Alleviation”.

Operating Revenues

In 2021, the Group’s passenger revenue amounted to RMB54,105 million, representing an increase of 9.94% from last year, and accounting for 86.69% of the Group’s traffic revenue. The passenger traffic volume was 108,803.69 million passenger-kilometres, representing an increase of 1.43% from last year.

[10]

Auxiliary Power Unit (APU): A small auxiliary power unit that can independently output compressed air or power supply outside the main power unit (engine) on the aircraft, generally a small gas turbine engine.

The passenger revenue of domestic routes amounted to RMB50,611 million, representing an increase of 25.45% from last year, and accounted for 93.54% of the passenger revenue. The passenger traffic volume was 106,605.49 million passenger-kilometres, representing an increase of 10.81% from last year.

The passenger revenue of international routes amounted to RMB3,198 million, representing a decrease of 62.23% from last year, and accounted for 5.91% of the passenger revenue. The passenger traffic volume was 1,788.51 million passenger-kilometres, representing a decrease of 83.14% from last year.

The passenger revenue of regional routes amounted to RMB296 million, representing a decrease of 26.91% from last year, and accounted for 0.55% of the passenger revenue. The passenger traffic volume was 409.69 million passenger-kilometres, representing a decrease of 10.55% from last year.

In 2021, the Group’s cargo traffic revenue amounted to RMB8,309 million, representing an increase of 69.74% from last year, and accounted for 13.31% of the Group’s traffic revenue. The cargo and mail traffic volume was 3,393.40 million tonne-kilometres, representing an increase of 54.24% from last year.

In 2021, the Group’s other revenue amounted to RMB4,713 million, representing an increase of 2.08% from last year.

Operating Expenses

In 2021, the Group’s total operating expenses was RMB86,724 million, representing an increase of 10.81% from last year. As passenger travel demand has rebounded, the Group has actively adjusted flight capacity. As flight capacity has increased, various costs have increased accordingly. Analysis of the changes in the Group’s operating cost items is set out as follows:

Aircraft fuel costs accounted for one of the most substantial part of the Group’s operating expenses. In 2021, the Group’s aircraft fuel cost was RMB20,593 million, representing an increase of 48.79% from last year, and was mainly due to the average price of fuel increasing by 34.38% from last year, as aircraft fuel costs increased by RMB5,417 million from last year. The Group’s fuel consumption increased by 13.84% from last year, leading to an increase in aircraft fuel costs by RMB1,916 million from last year. Through the aircraft fuel hedging transactions, the Group reduced aircraft fuel costs by RMB580 million.

In 2021, the Group’s take-off and landing fees amounted to RMB10,251 million, representing an increase of 9.86% from last year, and was primarily due to the increase in the number of take-off and landing as a result of the increase in flight capacity of the Group based on passenger travel needs.

In 2021, the Group’s depreciation and amortisation amounted to RMB22,718 million, representing an increase of 2.08% from last year, and was primarily due to the growth in the size of the Group’s assets.

In 2021, the Group’s wages, salaries and benefits amounted to RMB21,061 million, representing an increase of 1.12% from last year, and was primarily due to the increase in flight capacity of the Group, leading to the increase in remuneration of aircrew and ground crew.

In 2021, the Group’s aircraft maintenance expenses amounted to RMB3,783 million, representing an increase of 9.62% from last year, and was primarily due to the increase in flight capacity of the Group, leading to the increase in aircraft and engine daily maintenance expenses.

In 2021, the Group’s catering supply expenses amounted to RMB1,655 million, representing an increase of 4.15% from last year, and was primarily due to the increase in the number of traffic volume of passengers.

In 2021, the Group’s sales and marketing expenses amounted to RMB1,128 million, representing a decrease of 28.15% from last year, and was primarily due to the decrease in online ticket preservation fee and the change in the structure of passengers.

In 2021, the Group’s ground service and other expenses amounted to RMB532 million, representing a decrease of 38.99% from last year, and was primarily due to the decrease in the number of non-airline transportation operations of the Group.

In 2021, the Group’s indirect operating expenses amounted to RMB3,707 million, representing a decrease of 5.67% from last year, and was primarily due to the cost reduction and enhanced efficiency of the Group, which lowered related expenses.

In 2021, the Group’s contribution to the civil aviation development fund of the Civil Aviation Administration of China (“CAAC”) amounted to RMB852 million. There were no such expenses in 2020 due to the cancellation of collection of such funds by the CAAC in 2020.

Other operating income and gains

In 2021, the Group’s other operating income amounted to RMB6,079 million, representing an increase of 6.69% from last year, and was primarily due to the increase in the revenue from disposal of assets.

Finance Income/Costs

In 2021, the Group’s finance income amounted to RMB1,958 million, representing a decrease of RMB702 million, and was primarily due to a decrease in exchange gains compared with 2020. The Group’s finance costs amounted to RMB5,812 million, representing an increase of RMB599 million, and was primarily due to the increase in the interest on borrowings.

Net loss during the Year

In 2021, net loss attributable to equity holders of the Company amounted to RMB12,214 million and in 2020, net loss attributable to equity holders of the Company amounted to RMB11,836 million. In 2021, the loss per share attributable to equity holders of the Company was RMB0.73.

Liquidity and Capital Structure

As at 31 December 2021, the Group had total assets of RMB288,790 million, representing an increase of 1.45% from 31 December 2020. Its debt ratio was 80.21%, representing a 0.99 percentage points increase from 31 December 2020.

In particular, the Group’s total current assets amounted to RMB27,910 million, which accounted for 9.66% of the total assets and represented an increase of 24.06% from 31 December 2020. The Group’s non-current assets amounted to RMB260,880 million, which accounted for 90.34% of the total assets and represented a decrease of 0.49% from 31 December 2020.

As at 31 December 2021, the Group had total liabilities of RMB231,638 million, comprising current liabilities of RMB85,891 million which accounted for 37.08% of total liabilities, and non-current liabilities of RMB145,747 million which accounted for 62.92% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB60,314 million, representing a decrease of 15.32% from 31 December 2020. Among the non-current liabilities, interest- bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB133,451 million, representing an increase of 18.16% from 31 December 2020. The increase in interest-bearing liabilities was mainly due to the increase in financing scale of the Group in response to the impact of the COVID-19 and to ensure liquidity security.

In 2021, in order to deal with exchange rate fluctuations, the Group actively optimised the currency structure of the Group’s liabilities and reduced exchange rate risks. As at 31 December 2021, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

				Unit: RMB million
	RMB equivalent
	As at 31 December 2021		As at 31 December 2020
Currency	Amount	Percentage	Amount	Percentage	Movement
		(%)		(%)	(%)
RMB	156,930	80.99	136,804	74.28	14.71
USD	30,580	15.78	36,642	19.90	-16.54
Others	6,255	3.23	10,722	5.82	-41.66

Total	193,765	100.00	184,168	100.00	5.21

As at 31 December 2021, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB95,089 million, representing an increase of 8.16% from RMB87,917 million as at 31 December 2020. The breakdown by currencies is as follows:

	Unit: RMB million
	RMB equivalent
Currency	2021	2020	Movement (%)
RMB	89,168	77,451	15.13
SGD	2,349	2,466	-4.74
EUR	1,956	2,664	-26.58
KRW	1,603	1,799	-10.89
JPY	—	3,162	-100
USD	13	375	-96.53

Total	95,089	87,917	8.16

As at 31 December 2021, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB98,676 million, representing an increase of 2.52% from RMB96,251 million as at 31 December 2020. The breakdown by currencies is as follows:

		Unit: RMB million
	RMB equivalent
Currency	2021	2020	Movement (%)
RMB	67,762	59,353	14.17
USD	30,567	36,267	-15.72
HKD	230	346	-33.53
JPY	67	142	-52.82
SGD	6	85	-92.94
Others	44	58	-24.14

Total	98,676	96,251	2.52

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 31 December 2021 and 31 December 2020 were equivalent to RMB193,765 million and RMB184,168 million, respectively, of which short-term interest-bearing liabilities accounted for 31.13% and 38.68%, respectively. Most of the long-term interest-bearing liabilities are floating-rate liabilities. Both the short-term interest- bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2021 and 31 December 2020, the Group’s interest-bearing liabilities denominated in USD accounted for 15.78% and 19.90% of total interest-bearing liabilities, respectively, while interest-bearing liabilities denominated in RMB accounted for 80.99% and 74.28% of total interest- bearing liabilities, respectively. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. The Group reduces the risk of floating interest rates in USD liabilities through interest rate swap contracts. As at 31 December 2021, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD495 million, which will expire between 2022 and 2025. As at 31 December 2020, such amount was USD690 million.

Exchange Rate Fluctuation

As at 31 December 2021, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB36,835 million, of which interest-bearing liabilities denominated in USD accounted for 83.02% of the liabilities. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange gains or losses arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses forward foreign currency contracts to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. In 2021, the Group did not carry out exchange rate hedging transactions. As at 31 December 2021, the Group had no outstanding forward foreign currency contracts.

Fluctuation of Jet Fuel Prices

In 2021, the Group used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by the Group are mainly based on the purchase of jet fuel at a fixed transaction price, which is a cash flow hedge. In 2021, the Group has liquidated the jet fuel forward contract, reducing the jet fuel cost by RMB580 million. As at 31 December 2021, the Group had no outstanding jet fuel forward contracts, which amounted to approximately USD252 million as at 31 December 2020.

Pledges on Assets and Contingent Liabilities

As at 31 December 2021, the value of the Group’s assets used to secure certain bank loans was RMB31,958 million, and as at 31 December 2020, the value of the Group’s assets used to secure certain bank loans was RMB26,149 million, representing a year-on-year increase of 22.21%.

As at 31 December 2021, the Group had no significant contingent liabilities.

Capital Expenditure

According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2021, the Group expected its capital expenditures on aircraft and engines for the next three years to be approximately RMB24,900 million in total, including the expected capital expenditure between 2022 and 2024 being approximately RMB9,500 million, 8,000 million and 7,400 million.

The Group’s capital needs may change due to factors such as newly signed contracts for the purchase of aircraft, engines and other flight equipment, changes to existing contracts and changes in the price index.

Human Resources

As at 31 December 2021, the Group had 80,321 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	Macro-economic Risk, Geopolitical Situation and COVID-19

The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations, geopolitical conflict or war will bring a relatively significant impact to the demand of aviation market in such location and its surrounding areas. In addition, above-mentioned risks may drive large fluctuations in the prices of energy and other large commodities, thereby affecting the global economic activities and causing greater impacts on the Company’s operating results and financial condition.

Public health emergencies like COVID-19 have a great impact on the demand of air passenger transportation. The COVID-19 continues to evolve and is full of uncertainties, which in turn have a greater impact on the normal operation of aviation companies.

The Group pays close attention to the changes in the domestic and overseas macro-economic situation, international economic and trade relations, the geopolitical situation and situation of COVID-19 worldwide, and flexibly adjusts its transportation capacity deployment and market sales, so as to actively respond to the impact of in external economic and trade environment, geopolitical situation and situation of COVID-19.

2.	Policy and Regulation Risk

Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. The adjustments of and changes in relevant domestic and foreign laws and regulations, industrial policies, and regulatory policies may bring certain uncertainties to the future business development and operating results of the Company. At the same time, as the Company is a public company listed in several places around the world, the changes in the securities regulatory laws and regulations of the places of listing may have a relatively great impact and bring uncertainties on the shareholder structure, liquidity, price and continuity of the shares of the Company.

With respect to industrial policies and regulations, the Group has played an active role in various discussions concerning their formulation and revision, and promptly analysed and considered their latest changes and impact on the Group, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations.

3.	Operational Safety Risk

Flight safety is the pre-condition and foundation for aviation companies to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Group.

The Group solidly promoted the construction of safe work practices, strictly executed rules, regulations and operating standards, implemented the accountability system for safe operation, strengthened the investigation and management of security risks, enhanced its safety and risk prevention and control system, and strengthened safety management and control capabilities, so as to actively respond to operational safety risk.

4.	Core Resources Risk

The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights and time slots. If the Group’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Group may be adversely affected.

The Group has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programs to a pool of multi-tier backup management personnel and launching a core technical staff recruitment scheme. Meanwhile, the Group has coordinated with industry regulators with respect to air traffic rights and time slots, and proactively participated in the marketised competition for time slot resources.

5.	Competition Risk

Along with the opening-up of the domestic aviation market, development of low-cost airlines and increased investment in the Chinese market by international airlines, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Group’s air traffic rights and time slot resources, ticket price level and market share, and therefore have an impact on the Group’s operating results.

In addition, there is a certain level of overlap between railway, highway and ship transportation and air transportation in certain markets. Certain routes of the Group may experience higher competitive pressure.

The Group has actively responded to industry competition, proactively strived for new air traffic rights and time slots in hub markets and core markets, continuously refined its route network, steadily improved and consolidated its market share in the hubs and core markets. Through improving service quality and enhancing flight punctuality rate, the passenger experience was enhanced, which further strengthened the Group’s competitiveness.

6.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel costs is one of the major expenses of the Company. Significant fluctuations of international oil prices will significantly impact jet fuel prices and revenue from fuel surcharge, and accordingly the Company’s operating results.

As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Group in 2022, and hence, there also remains great uncertainty on the expected jet fuel costs. Without considering adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights operated in 2021, if the average jet fuel price increases or decreases by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB1,030 million.

The Group has optimised its transportation capacity allocation, strengthened marketing and strove to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. The Group will proactively analyse the trend of international oil prices in the future, and, as authorised by the Board, prudently conduct jet fuel hedging activities.

7.	Exchange Rate Fluctuation Risk

The Group has sizeable currency liabilities. As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group’s profit for that period and result in a relatively great impact on the Group’s operating results.

As at 31 December 2021, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

			Unit: RMB million
	Effect on net profit		Effect on other comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	(222)	222	—	—

In 2021, the Group expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB financing, and proactively optimised the mix of currency denomination of the Group’s debts. In the future, the Group will further reinforce its research and judgement on the foreign exchange market, expand the variety of its financing instruments such as RMB instruments and continuously improve the Group’s debts and currency structure in order to minimise the adverse impact arising from exchange rate fluctuations on the Group’s operations.

8.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2021, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

			Unit: RMB million
	Effect on net profit		Effect on other comprehensive income
	Increase	Decrease	Increase	Decrease
Floating rate instruments	(166)	166	6	(6)

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively seize the opportunity to issue super short-term debentures and corporate bonds to minimise RMB finance costs.

9.	Digital and Information Security Risk

The development of various businesses during the Group’s operation is closely related to the information network system. If there is any design defect, operational failure in the network information system of the Group or inadequate training and education on compliance and lack of security awareness on the part of internal staff, or if the system experiences external network attacks, the Group’s business and operations may be affected, and customer data and information of the Group may be leaked. The occurrence of any of the foregoing may have an adverse impact on the operating results and brand image of the Group.

The Group has continuously promoted the construction of information and network security projects, established a sound information and network security-related technical protection and security management mechanism, and strengthened information network security management capabilities. In response to the implementation of the GDPR released by the European Union, the Group has appointed a “data protection officer” to protect passenger information. The Group has also published “Network Security Management Manual” to improve its network security protection capabilities.

10.	Development and Transformation Risk

During the process of expansion into new international markets, external investments, mergers and acquisitions and restructuring existing businesses and assets, the Group may face risks associated with decision-making, management, legal, regulation and interference of competitors, which may affect the results of the development strategies of the Group. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future.

The Group has made continuous improvements to the monitoring and management of the whole process of external investment, and will enhance the research of projects, strictly monitor various investment activities and refine its risk management mechanism through due diligence and asset valuation during expansion into new international markets, commencement of external investments, mergers and acquisitions and restructuring existing businesses and assets.

11.	Suppliers Risk

The air transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. If there is any abnormality in the operations of the Group’s major suppliers which causes supply interruption related to the Group’s business, the Group’s business and operations may be adversely affected.

The Group has focused on suppliers closely related to the Group’s business and operations, and the corresponding department is responsible for analysing the contractual performance of suppliers and conducting assessment on suppliers regularly. The Group has continuously paid close attention to the changes in the market of materials highly relevant to its business and operations, and the procurement department is responsible for collecting and analysing price fluctuations, so as to actively respond to risks related to suppliers.

12.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on the Group’s current results and projection for future operations, but also on factors including laws and requirements of the place of listing, policy environment, macro-economics, flow of market capital and investor structure and sentiment, etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors.

The Group has continuously enhanced its corporate governance standards, earnestly fulfilled its obligations of information disclosure, constantly improved its operational management capability and strove for outstanding operating results. In the meantime, the Company has strengthened the communication between capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and strove to avoid abnormal fluctuations in the Company’s share price.

13.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Apart from above-mentioned risks, natural disasters, and the navigational or personnel restrictions imposed by countries may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger volume and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group.

The Group strengthened risk management and control and actively responded to unexpected risks to minimise related losses and protect the interests of the Company’s shareholders.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE GROUP

As at 31 December 2021, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2022

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including forward-looking statements of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2022 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to future operating results.

With the ongoing epidemic, the global economy lacks momentum for recovery, commodity prices fluctuate at a high level, such that the external environment becomes more complex and severe. As the level of economic recovery among countries around the world varies, the development of aviation industry faces various degrees of uncertainty. Firstly, there are uncertainties in the development of epidemic. The mutation of the new coronavirus strains leads to the rebound of overseas epidemics and the occurrence of several concentrated cases of epidemics in several parts of China from time to time. Secondly, there are uncertainties in external environment. It is expected that global economy will maintain recovery growth in 2022, but the global low- inflation environment is undergoing significant changes, and together with the impact of intensified geopolitical influences, an adverse current has been seen in the globalization of economy. Thirdly, there are uncertainties in the industry. The short-term volatility of the epidemic will have a certain impact on service consumption and even domestic economy. The market shows a “slow recovery” trend.

In 2022, the Group will enter a new development stage. Adhering to the general strategy of “seeking progress while maintaining stability” and under the normalization of epidemic prevention and control, the Company will focus on ensuring safety, stabilizing operation, providing excellent service, promoting reform, strengthening management, and demonstrating its responsibility.

•	Fully implementing safety operation

The Group will resolutely implement the spirit of General Secretary Xi Jinping’s important instructions and the spirit of Premier Li Keqiang’s instructions by firmly establishing the concept of safe development, strictly implementing safety responsibilities and striving to fulfil its safety mission. It carried out comprehensive and in-depth investigation and management on safety hazards while comprehensively strengthening risk management and control in all aspects of production and operation. The Group further strengthened the construction of system and facilitate the in-depth integration of the Three Basics works with systems such as the SMS (safety management system); the Group also enhanced its care and concern towards its employees to ensure stability of the team. The Company adopted effective measures to ensure its safe production is steady and orderly.

•	Striving to improve operation efficiency

The Group will strengthen the flight routes between core hubs and important cities while optimising the coordination of aviation network to improve its quality. The Company will consolidate and enhance key market share. Through closely tracking the epidemic situation and changes in passenger flow and dynamic amending the deployment of market models, dual adjustment on the supply side and the demand side was achieved. The Company has also strengthened the linkage between passenger and freight as well as deepened the cooperation between aviation and railway to actively integrate into the construction of the world-class aviation hub in Shanghai. The Group strengthened its customer expansion to enlarge the traffic of our NDC11 platform. Through continuously strengthening product and channel innovation, the Company enhanced online sales capabilities and grasped the business opportunities from events like major exhibitions throughout the year more accurately.

•	Strictly preventing and controlling COVID-19

The Group adheres to the general policy of “prevention of foreign import, prevention of internal rebound” and “dynamic clearing” while strengthening risk awareness and responsibility awareness, and striving to prevent and control the epidemic. It enhanced the epidemic control on the whole process of air transportation, improved the closed-loop management for international flight support, strengthened the protection and reminders for the whole process of passenger boarding, strengthened the care for employees during the quarantine period and intensified internal supervision and inspection, with an aim to strictly implement various epidemic control requirements.

•	Steadily improving the service quality

The Group will deepen the implementation of the requirement for providing sincere service in order to improve service quality. It will focus on enhancing the development of China Eastern Airlines into a full-service airline parent brand, strengthening China United Airlines as its economical airline sub-brand and expanding Shanghai Airlines as its independent sub-brand. The Group strictly implemented air-ground integration by focusing on services such as flight support, baggage transportation services and omni-channel ticket refund and change services to improve service quality while facilitating smart services and digital travelling to improve service convenience.

•	Continuously enhancing reform and innovation

The Group enhanced the operational standard of the Board and refined the authorisation mechanism of the Board to further specify the power of the Board. It deepened the special reform project and solidly promoted the reform of scientific and technological reform demonstration enterprises. The Group continued to facilitate digital transformation and promoted the implementation of the “14th Five-Year Plan” informatization planning and technological innovation planning. Through deepening the reform on organization and structure, facilitating the reform of the marketing service system and the reform of customer and operation centers and adjusting the structure of management and control, the Group strengthened linkage, optimised the working mechanism and improved efficiency.

[11]

NDC: New Distribution Capability. The distribution system based on the NDC model can realise the seamless connection of the retail business of various aviation products between aviation companies and corporate customers, TMC and travel agencies.

•	Comprehensive improvement of refined management

The Group improved the level of refined operation management and control, enhanced the coordination ability of air traffic control and the efficiency of production command while strengthening the dynamic ability to handle flight status. Through enhancing the refined financial management and deepening the integration of its business and finance, the Group has further reduced costs and increased efficiency. It has also enhanced the level of compliance and risk management and finetuned the compliance management and risk prevention and control working mechanism while actively responding to the risks of overseas imports of COVID-19, operating risks, liquidity risks and network security risks.

•	Actively demonstrating corporate responsibility

The Group will keep in mind the mission and responsibilities of an enterprise and actively fulfill its social responsibilities. The Group attached great importance to normalised epidemic prevention and control to contribute to its social and economic development. The Group deployed the strategy for carbon peaking and carbon neutrality by insisting on green low-carbon cycle development and coordinating its effort on carbon peaking and carbon neutrality. In addition, it continued to facilitate the rural revitalization in partnered regions like the Cangyuan and Shuangjiang counties in Yunnan, with an aim to achieve common prosperity.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for 2022 to 2024

						Units
	2022		2023		2024
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787 Series	5	—	4	—	—	—
A350 Series	6	—	3	—	—	—
A330 Series	—	—	—	—	—	—
A320 Series	22	7	13	4	—	14
B737 Series	—	5	—	12	—	9
ARJ Series	10	—	9	—	9	—
C919 Series	3	—	2	—	—	—

Total	46	12	31	16	9	23

Notes:

1.	As of the date of issuance of this Report, B737 MAX 8 model aircraft is grounded. The delivery plan of this model of aircraft has not yet been included in future planning;

2.	According to confirmed orders, the Group plans to retire 37 aircrafts in 2025, and for the time being, has no plans for further introductions of aircraft.;

3.

The Group has optimised and adjusted the introduction of certain aircraft. The Group does not preclude the possibility of timely adjusting of plans for the introduction and retirement of aircraft based on the changes in external environment and market conditions, and flight capacity allocation of the Group.

SHARES

As at 31 December 2021, the share structure of the Company is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	A shares	13,697,662,301	72.57
	1. Listed shares with trading moratorium	3,889,176,619	20.60
	2. Listed shares without trading moratorium	9,808,485,682	51.97

II	H Shares	5,176,777,777	27.43
	1. Listed shares with trading moratorium	517,677,777	2.74
	2. Listed shares without trading moratorium	4,659,100,000	24.69

III	Total number of shares	18,874,440,078	100.00

Note:

As at 31 December 2021, the total number of A shares of the Company amounted to 13,697,662,301 shares, among which, listed shares with trading moratorium amounted to 3,889,176,619 shares (among which, 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Juneyao Group, Juneyao Airlines, a non wholly- owned subsidiary of Juneyao Group, and Shanghai Jidaohang Enterprise Management Company Limited, a wholly-owned subsidiary of Juneyao Airlines and 2,494,930,875 shares were held by CEA Holding), and listed shares without trading moratorium amounted to 9,808,485,682 shares. The total number of H shares of the Company amounted to 5,176,777,777 shares, among which, listed shares with trading moratorium amounted to 517,677,777 shares (which were held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 18,874,440,078 shares.

SIGNIFICANT EVENTS

1.	Dividends

On 30 March 2022, the Board considered and approved the 2021 profit distribution proposal in the second regular meeting in 2022, and recommended the Company not to distribute profit for 2021.

The independent non-executive directors of the Company consider that the Company’s 2021 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the Company Law, the Securities Law, relevant laws and regulations of the China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange and the relevant provisions of the articles of association of the Company. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2021 profit distribution proposal to the 2021 annual general meeting of the Company for consideration.

The aforesaid profit distribution proposal is subject to consideration and approval at the 2021 annual general meeting of the Company.

2.	Purchase, Sale or Redemption of Securities

In 2021, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities” has the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Non-public Issuance of A Shares

On 9 November 2021, the Company completed the non-public issuance of 2,494,930,875 A shares to CEA Holding and received approximately RMB10,828 million of proceeds. The application of the proceeds is in line with the use of proceed plan disclosed by the Company.

4.	Material Litigation

As at 31 December 2021, the Group was not involved in any material litigation, arbitration or claim.

5.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices for the year ended 31 December 2021 met the requirements under the code provisions in the Corporate Governance Code (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange and Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs while revising the Company’s information disclosure management system, the Working Rules of the Aviation Safety and Environment Committee of the Board and other regulations, to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2021, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company. Having made specific enquiries to all the directors of the Company, it is the Company’s understanding that the directors of the Company have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

6.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2021 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

7.	Changes in Personnel

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 18 January, 26 January, 29 March, 30 March and 23 June 2021.

Appointment

Name	Date of Appointment	Reason for Change	Position
Xi Sheng	18 January 2021	Appointed by the Board	Vice president

Zhou Qimin	18 January2021	Appointed by the Board	Vice president

Jiang Jiang	26 January2021	Appointed by the Board	Member of the Aviation Safety and Environment Committee

Dong Xuebo	26 January2021	Appointed by the Board	Member of the Audit and Risk Management Committee

Cai Hongping	26 January2021	Appointed by the Board	Member of the Planning and Development Committee Chair the Nomination and Remuneration Committee when considering remuneration matters

Guo Lijun	29 March 2021	Elected at the general meeting	Supervisor

	30 March 2021	Elected by the Supervisory Committee	Chairman of the Supervisory Committee

Lin Wanli	23 June 2021	Elected at the general meeting	Director

Sun Zheng	23 June 2021	Elected at the general meeting Appointed by the Board	Independent non- executive Director Member and the Chairman of the Audit and Risk Management Committee

		Appointed by the Board	Member of the Aviation Safety and Environment Committee

Name	Date of Appointment	Reason for Change	Position

Lu Xiongwen	23 June 2021	Elected at the general meeting Appointed by the Board Appointed by the Board	Independent non- executive Director Member of the Nomination and Remuneration Committee Member of the Planning and Development Committee

Cessation

Name	Date of Cessation	Reason for Change	Position resigned from
Xi Sheng	18 January 2021	Adjustment in work duty	Supervisor Chairman of the Supervisory Committee

Jiang Jiang	18 January 2021	Work arrangement	Vice president

Shao Ruiqing	23 June 2021	Term expired	Independent non- Executive Director Member and the Chairman of the Audit and Risk Management Committee Member of the Aviation Safety and Environment Committee

Dong Xuebo	23 June 2021	Work arrangement	Member of the Nomination and Remuneration Committee

Cai Hongping	23 June 2021	Work arrangement	Member of the Planning and Development Committee

8.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Lu Xiongwen	Shanghai New Huang Pu Industrial Group Co., Ltd.	Independent director	December 2018	February 2022

Jiang Jiang	China United Airlines	Chairman	January 2022

	One Two Three Airlines Co., Ltd.	Executive director	April 2017	June 2021

	China Eastern Airlines Wuhan Limited	Chairman	May 2019	February 2021

Guo Lijun	CES International Financial Leasing Corporation Limited	Chairman	April 2021

Fang Zhaoya	CES International Financial Leasing Corporation Limited	Director	August 2021

	Eastern Air Logistics Co., Limited	Director	September 2021

Zhou Huaxin	Eastern Airlines Hotel Co., Ltd.	Executive director	May 2018	March 2021

Xi Sheng	China Eastern Air Catering Investment Co., Ltd.	Chairman	November 2019	November 2021

	China Eastern Airlines Jiangsu Co., Ltd.	Chairman	January 2020	May 2021

	Eastern Aviation Import & Export Co., Ltd.	Chairman	April 2020	October 2021

Zhou Qimin	China Eastern Airlines Yunnan Co., Limited	Chairman	September 2020	April 2021

Feng Dehua	Pointsea Company Limited	Chairman	July 2021

	China Logistics Group Limited	Director	January 2022

Cheng Guowei	China Eastern Airlines Technology Co., Limited	Chairman	September 2021

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Liu Tiexiang	Shanghai Airlines Co., Limited	Chairman	June 2020	September 2021

	China Eastern Airlines Technology Application Research Center Co., Ltd.	Chairman	December 2020	September 2021

	One Two Three Airlines Co., Ltd.	Chairman	July 2021	September 2021

Wang Jian	Eastern Airlines Industry Investment (Luxembourg) Co., Ltd.	Chairman	July 2017	July 2021

Shao Ruiqing	Huayu Automotive Systems Company Limited	Independent director	May 2015	June 2021

	Tibet Urban Development and Investment Co., Ltd.	Independent director	May 2015	May 2021

	China Enterprise Co., Ltd.	Independent director	June 2021

	COSCO SHIPPING Development Co., Ltd.	Independent director	June 2021

9.	2021 Annual General Meeting

The notice convening the 2021 annual general meeting, containing details of the date, time and location of the 2021 annual general meeting as well as the period and procedures of the closure of register of members, will be published and dispatched to shareholders of the Company in due course.

10.	Miscellaneous

The Company wishes to highlight the following information:

(1)

On 2 February 2021, at the ninth ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution in relation to the non-public issuance of A shares to CEA Holding. On 29 March 2021, such resolution has been considered and approved at the 2021 first extraordinary general meeting of the Company. On 9 November 2021, the Company completed the non-public issuance of shares. For details, please refer to the announcements of the Company dated 2 February, 29 March and 10 November 2021, published on the website of the Shanghai Stock Exchange and Hong Kong Stock Exchange.

(2)

On 30 March 2021, at the 2021 second regular meeting of the ninth session of the Board, the Board considered and approved the resolution regarding the proposal on the appointment of the Company’s financial report auditor and internal control auditor for 2021, agreed to appoint PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for financial reports of domestic shares (A shares) and the US shares (ADR) for the year of 2021 and the internal audit controller, and appointed PricewaterhouseCoopers as the auditors of the Company for the financial reports of Hong Kong listed shares (H shares) for the year 2021. On 23 June 2021, such resolution has been considered and approved at the 2020 Annual General Meeting. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 30 March and 23 June 2021.

(3)

On 23 June 2021, at the 12th ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution regarding the proposal on adjusting the estimated cap on the daily connected transactions amount of the freight logistics-related support services with China Eastern Airlines Logistics for the year 2021 and 2022, agreed to adjust the estimated cap on the continuing connected transactions amount of the freight logistics- related support services between the Company and China Eastern Logistics for the year 2021 and 2022 from RMB330 million and RMB350 million to RMB450 million and RMB460 million. In 2021 and 2022, the estimated cap of the estimated daily connected transactions amount between the Company and China Eastern Logistics for cargo terminal business support services was adjusted from RMB590 million and RMB630 million to RMB800 million and RMB830 million. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 23 June 2021.

(4)

On 23 June 2021, at the 12th ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution regarding the adjustment on the estimated cap on the daily connected transactions amount for exclusive operation of passenger aircraft cargo business with China Cargo Airlines for the year 2021 and the year 2022, and agreed to adjust the estimated cap on the continuing connected transactions amount for the year 2021 and the year 2022 from RMB5 billion and RMB5.2 billion to RMB9 billion and RMB8 billion, respectively. On 27 August 2021, such resolution was considered and approved at the 2021 second extraordinary general meeting of the Company. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 23 June and 27 August 2021.

(5)

On 23 June 2021, the 12th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution regarding the connected transaction in relation to the Company’s transfer of catering trolleys and aircraft supplies assets. On 30 August 2021, the Company and its subsidiaries, namely Shanghai Airlines Co., Limited ( 上海航空有限公司 ), China Eastern Airlines Yunnan Co., Limited ( 東方航空雲南有限公司 ), China Eastern Airlines Jiangsu Co., Limited ( 中國東方航空江蘇有限公司 ) and China Eastern Airlines Wuhan Limited ( 中國東方航空武漢有限責任公司 ), on one hand, and China Eastern Air Catering Investment Co., Ltd. ( 東方航空食品投資有限公司) (“Eastern Air Catering”), entered into the Agreement on the Transfer of Catering Trolleys and Aircraft On-Board Supplies Assets of China Eastern Airlines Corporation Limited to China Eastern Air Catering Investment Co., Ltd., pursuant to which, the Company and its subsidiaries shall transfer their assets of catering trolleys and aircraft on-board supplies suitable for transfer for a total amount of RMB123,412,000 (tax exclusive) to Eastern Air Catering. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 23 June and 30 August 2021.

(6)

On 23 June 2021, at the twelfth ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution in relation to the capital increase to China Eastern Air Catering Investment Co., Ltd. by the Company. On 30 September 2021, the Company signed the China Eastern Air Catering Investment Co., Ltd. Capital Increase Agreement with CEA Holding (the controlling Shareholder of the Company) and Eastern Air Catering (the subsidiary of CEA Holding). The Company and CEA Holding shall make a capital increase of RMB310 million in cash, in proportion to their respective shareholdings, to Eastern Air Catering, of which RMB139.5 million shall be contributed by the Company, and RMB170.5 million shall be contributed by CEA Holding. For details, please refer to the announcements of the Company dated 23 June and 30 September 2021, published on the website of the Shanghai Stock Exchange and Hong Kong Stock Exchange.

(7)

On 8 July 2021, Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly- owned subsidiary of the Company in Hong Kong, issued overseas SGD500 million credit enhanced bonds with a term of 5 years and an annual interest rate of 2.00%. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 9 July 2021.

(8)

On 30 August 2021, at the fourth ordinary meeting of the ninth session of the Board in 2021, the Board considered and approved the resolution regarding the estimated cap on the daily connected transaction amount of property leasing and construction and management agency business for the year 2021 and the year 2022, agreed to adjust the estimated cap of the continuing connected transaction amount of property leasing and construction and management agency business for the year 2021 and the year 2022 from RMB280 million and RMB280 million to RMB287 million and RMB330 million. The estimated cap for the total value of the right-of-use assets relating to the property leasing for the year 2021 and 2022 were adjusted from RMB432 million and RMB324 million to RMB735 million and RMB828 million. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 30 August 2021.

(9)

On 21 March 2022, a Boeing 737 passenger aircraft of Yunnan Co., Ltd., a subsidiary of the Company crashed during a flight from Kunming to Guangzhou. Since the plane crashed, the Company has attached great importance to the incident, immediately activated the emergency response plan and all efforts have been made to carry out the rescue and rehabilitation work. For details, please refer to the announcements dated 21 March 2022 of the Company published on the website of the Shanghai Stock Exchange and the website of the Stock Exchange of Hong Kong.

(10)

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2021, are set out as follows:

	Unit: RMB thousand
		Annual caps
		for connected
	Actual amount	transactions in
Transaction item	incurred in 2021	2021
Financial services
— maximum balance of deposits	12,268,951	13,000,000
Financial services
— maximum balance of loans (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	6,000,000	13,000,000
Catering-related services and on-board supplies support services
— services received	1,636,353	4,310,000
Property leasing related to catering support services
— as a lessee
— annual rent	2,250	8,000
Property leasing related to catering support service
— as a lessee
— total value of right-of-use assets	2,110	190,000
Property leasing related to catering support services
— as a lessor
— annual rent	47,862	90,000
Aviation ancillary services
— total amount of payables	438,111	1,640,000
Aviation ancillary services
— total value of right-of-use assetsnote 1	282,397	1,996,000
Import and export services	135,144	840,000
Properties leasing and construction and management agency services	230,944	287,000
Properties leasing and construction andmanagement agency services
— total value of right-of-use assetsnote [2]	272,816	735,000
Advertising agency services	25,414	73,000
Aircraft finance lease services
— total rental amount and service chargenote [3]	11,339,489	USD5,231 million or equivalent RMB
Aircraft finance lease services
— total value of right-of-use assetsnote [4]	11,061,374	20,712,000
Aircraft finance lease services
— annual rentnote [5]	384,792	963,000

	Actual amount	Annual caps for connected transactions in
Transaction item	incurred in 2021	2021
Aircraft finance lease services
— total rentnote [6]	—	4,586,000
Aircraft finance lease services
— total value of right-of-use assetsnote [7]	—	4,016,000
Freight logistics business support services
— services provided	273,166	450,000
Cargo terminal business support services
— services received	369,407	800,000
Exclusive operation service for passenger aircraft cargo business	8,308,995	9,000,000
AIR FRANCE-KLM aviation transportation cooperation and support services
— amount received (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	13,831	1,320,000
AIR FRANCE-KLM aviation transportation cooperation and support services
— amount paid (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	65,361	1,000,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	229,530	1,500,000

Note 1:

For aviation supporting services, the actual amount of connected transaction incurred in 2021 represents the total value of right-of-use assets for the involved vehicle equipment leasing at the end of 2021;

Note 2:

For property leasing and construction and management agency services, the actual amount of connected transaction incurred in 2021 represents the total value of right-of-use assets for the involved property leasing at the end of 2021;

Note 3:

For aircraft finance lease services, the actual amount of connected transaction incurred in 2021 represents the total lease amount (principal and interest) plus service charge for the newly-introduced finance lease aircraft in 2021;

Note 4:

For aircraft finance lease services, the actual amount of connected transaction incurred in 2021 represents the total value of right-of-use assets for the newly-introduced finance lease aircraft in 2021;

Note 5:	For aircraft operating lease services, the actual amount incurred in 2021 represents the lease amount paid in 2021 for the operating lease aircraft and engines;
Note 6:	For aircraft operating lease services, the actual amount incurred in 2021 represents the total lease amount of all lease terms for the newly-introduced operating lease aircraft and engines in 2021;
Note 7:	For aircraft operating lease services, the actual amount incurred in 2021 represents the total value of right-of- use assets for the newly-introduced operating lease aircraft and engines in 2021.

11.	Publication of 2021 Annual Results Announcement

The 2021 Annual Results Announcement of the Company is published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company’s website (http://www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China 30 March 2022

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).